Exhibit 99.5

SCHEDULE 1

Transactions in the Common Stock effected during the past 60 days by the Reporting Persons

The following table sets forth all transactions in the Common Stock effected during the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers, and the price per share does not include brokerage commissions and transaction costs.

Name of Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
GI SPV I L.P.	5/09/2025	120,916	$138.87
GI SPV I L.P.	5/09/2025	82,142	$139.52
GI SPV I L.P.	5/13/2025	15,473	$147.80
GI SPV I L.P.	5/13/2025	27,592	$148.99
GI SPV I L.P.	5/13/2025	206,274	$149.81
GI SPV I L.P.	5/14/2025	37,473	$148.40
GI SPV I L.P.	5/15/2025	2,575	$148.45
GI SPV I L.P.	5/15/2025	10,902	$149.41
GI SPV I L.P.	5/16/2025	621	$149.62